Exhibit 99.1

Solaris Resources Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – In thousands of United States dollars)

	Note	March 31, 2026	December 31, 2025

Assets

Current assets
Cash and cash equivalents		$12,894	$25,210
Prepaids and other	3	737	595
Supplies inventory		176	156
		13,807	25,961

Restricted cash	5	571	821
Exploration and evaluation assets	4	32,721	26,282
Property, plant and equipment	6	4,811	4,964

Total assets		$51,910	$58,028

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	7	$3,596	$7,775
Current tax liability		568	568
Lease liability		40	57
		4,204	8,400
Long-term liabilities
Lease liability		389	420
Reclamation provision	5	4,149	4,227
Deferred revenue	8	93,171	93,674
Other long-term liability		316	288
Total liabilities		102,229	107,009

Shareholders’ deficit
Common shares	9	253,464	252,408
Reserves	9	18,154	15,569
Deficit		(329,766)	(324,810)
Deficit attributable to shareholders of the Company		(58,148)	(56,833)
Non-controlling interests		7,829	7,852
Total shareholders’ deficit		(50,319)	(48,981)

Total liabilities and shareholders’ deficit		$51,910	$58,028

Nature of operations and going concern (Note 1)
Commitments (Notes 14(b), 17)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, except share and per share amounts)

		For the three months ended March 31,
	Note	2026	2025

Exploration expenses	10	$810	$12,317
General and administrative expenses	11,16	3,330	2,217
Loss from operations		4,140	14,534

Finance cost	13	1,105	1,548
Interest income		(142)	(213)
Foreign currency gains		(124)	(495)
Net loss		$4,979	$15,374

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign currency translation gain	14	(1,571)	(265)
Total comprehensive loss		$3,408	$15,109

Net loss attributable to:
Shareholders of the Company		$4,956	$15,354
Non-controlling interest		23	20
		$4,979	$15,374

Total comprehensive loss attributable to:
Shareholders of the Company		$3,385	$15,089
Non-controlling interest		23	20
		$3,408	$15,109

Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.03	$0.10

Weighted average number of shares outstanding
Basic and diluted		166,938,454	163,415,726

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars)

		For the three months ended March 31,
	Note	2026	2025

Cash provided by (used in):
Operations
Net loss for the period		$(4,979)	$(15,374)
Adjustments for:
Finance cost	13	1,105	1,548
Finance income		(142)	(211)
Foreign exchange and other		(124)	253
Share-based compensation	9	1,630	1,074
Amortization		16	218
Reclamation provision	5	-	88
Gain from lease termination		-	(12)
Net changes in non-cash working capital items:
Prepaids and other		(166)	47
Accounts payable and accrued liabilities		(2,212)	(4,936)
Reclamation provision settlement		-	(1)
Other long-term liability		28	54
		(4,844)	(17,252)

Financing
Proceeds from private placements of common shares	9	–	244
Proceeds from the exercise of stock options	9	–	56
Payment of lease liability		(60)	(57)
		(60)	243

Investing
Restricted cash withdrawal		250	–
Capital expenditure on property, plant and equipment	6	(239)	(764)
Capital expenditure on exploration and evaluation assets	4, 17	(7,652)	–
Finance income received		142	253
		(7,499)	(511)

Effect of exchange rate change on cash and cash equivalents		87	24
Decrease in cash and cash equivalents		(12,316)	(17,496)
Cash and cash equivalents, beginning of period		25,210	31,738

Cash and cash equivalents, end of period		$12,894	$14,242

Supplemental cash flow information (Note 18)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, except number of shares)

		Share Capital		Reserves
	Note	Number of Shares	Amount	Options, RSUs and warrants	Foreign currency translation	Total	Deficit	Non- controlling interest	Total equity

Balance, December 31, 2025		166,896,936	$252,408	$15,586	$(17)	$15,569	$(324,810)	$7,852	$(48,981)
Shares issued on exercise of stock options	9	138,392	1,056	(1,056)	–	(1,056)	–	–	-
Share-based compensation	9		–	2,070	–	2,070	–	–	2,070
Net loss and comprehensive loss		–	–	–	1,571	1,571	(4,956)	(23)	(3,408)
Balance, March 31, 2026		167,035,328	$253,464	$16,600	$1,554	$18,154	$(329,766)	$7,829	$(50,319)

Balance, December 31, 2024		163,234,932	$244,718	$18,546	$2,118	$20,664	$(282,582)	$7,914	$(9,286)
Private placement equity financing		83,333	244	–	–	–	–	–	244
Shares issued on exercise of stock options	9	182,062	138	(82)	–	(82)	–	–	56
Share-based compensation	9	–	–	1,074	–	1,074	–	–	1,074
Net loss and comprehensive loss		–	–	–	264	264	(15,354)	(20)	(15,110)
Balance, March 31, 2025		163,500,327	$245,100	$19,538	$2,382	$21,920	$(297,936)	$7,894	$(23,022)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

1.	Nature of operations AND GOING CONCERN

Solaris Resources Inc. (the “Company” or “Solaris”) was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares trade on the Toronto Stock Exchange under the symbol “SLS” and the NYSE American under the symbol “SLSR”.

The Company is engaged in the acquisition, exploration and development of mineral property interests. The Company’s assets consist primarily of the Warintza property (“Warintza”) and ENAMI concessions in Ecuador, the 60% owned La Verde property (“La Verde”) in Mexico and the Tamarugo property (“Tamarugo”) in Chile. In November 2025 the results of a pre-feasibility study (“PFS”) for the Warintza Project were announced including a maiden mineral reserve estimate. The Company considers that the PFS indicates sufficient probability that costs can be recovered through future exploitation or sale. The Company has not yet determined whether the properties contain Mineral Reserves where extraction is both technically feasible and commercially viable. The business of mining and exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances, loan financing and the Royal Gold funding package to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, meeting certain Warintza Project milestones, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to obtain the necessary funds primarily through the remaining drawdown from the Royal Gold funding package (see below) and/or the issuance of common shares in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that debt facilities, future equity financing, or strategic alternatives will be available on acceptable terms to the Company or at all, or that the Company will meet the conditions to receive the additional drawdown under the Royal Gold funding package.

As at March 31, 2026, the Company had cash and cash equivalents of $12,894. On May 21, 2025, the Company entered into a funding package (the “Funding Package”) with RGLD Gold AG ("Royal Gold"), a subsidiary of Royal Gold, Inc. for the Warintza Project. The total cash consideration under the agreements is $200,000, comprising a gold stream agreement (the “Stream Agreement”) and net smelter return (“NSR”) royalty agreement (the “Royalty Agreement”) (collectively the “Financing Agreements”). Royal Gold will pay Solaris a total cash consideration of $200,000 in three instalments as follows:

●	First tranche of $100,000 upon close of the transaction (funds received at closing which occurred concurrently with signing). $90,000 allocated to the Stream Agreement (“Stream Upfront Payment”) and $10,000 allocated to the Royalty Agreement (received May 2025);

●	Second tranche of $50,000 made available following the publication of the Pre-Feasibility Study (“PFS”) and receipt of the Environmental Impact Assessment technical approval (“EIA”), which will be allocated to the Stream Agreement (received April 2026, Note 19); and

●	Third tranche of $50,000 made available on the first anniversary of the closing date and completion of all filings necessary to fully perfect Royal Gold’s security, which will be allocated to the Stream Agreement.

Based on its current forecasted expenditures, the Company requires the additional financing from the third tranche of the Royal Gold funding package to fund ongoing operations for the next twelve months. As a result, material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the consolidated statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material. Refer to Note 8 for details on the Stream Agreement.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

2.	Basis of preparation

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performances since the last annual financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2025. The accounting policies, significant judgments made by management in applying these policies and key sources of estimation uncertainty are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 13, 2026.

b)	Revision of prior quarter financial statements

In preparing the condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2025, the Company identified an error whereby a provision of $713 which had been held against salary and benefits at December 31, 2024 had not been released against the recognition of cost in the correct quarter. The identified error impacts the condensed consolidated interim financial statements for the three months ended March 31, 2025. The disclosures relating to these items in the periods mentioned above have been restated to correct for this error.

c)	Reclassification of prior period presentation

Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations or cashflows.

(i)	Foreign exchange and other income

For the three months ended March 31, 2025, $708 was reclassified from Interest income, other income and loan revaluation, net with $213 being presented in Interest income and $495 being presented as Foreign currency gains.

3.	Prepaids and other

	Note	March 31, 2026	December 31, 2025
Prepaid expenses and deposits		$604	$519
Taxes recoverable		77	40
Amounts receivable and other		56	36
		$737	$595

4.	Exploration and evaluation assets

	Note	March 31, 2026	December 31, 2025
La Verde (Mexico)	a)	$19,741	$19,741
Warintza (Ecuador)	b)	12,480	6,291
ENAMI Concessions (Ecuador)	c)	500	250
		$32,721	$26,282

The Company’s additions to the Warintza asset in the three months ended March 31, 2026 are provided below (three months ended March 31, 2025: $nil). Following the completion of the PFS in November 2025, exploration and evaluation expenditure for the Warintza Project has been capitalised.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

	March 31, 2026	December 31, 2025
Opening	$6, 291	$188
Exploration and evaluation expenditures	5,282	5,772
Capitalised shared based compensation	442	120
Capitalised amortization of property, plant and equipment	376	331
Changes to reclamation provision	89	68
Reduction on sale of royalty	-	(188)
Closing	$12,480	$6,291

a)	La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Limited (“Teck”). The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “Agreement”). The Agreement provides that Solaris is the operator of the project. The Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

As of December 31, 2025 the lack of historical capital expenditure on the La Verde asset was identified as an indicator of impairment. Consequently, management performed an impairment test to determine the asset's recoverable amount. An independent valuation was commissioned, utilizing market and cost approaches, specifically the comparable in-situ resource multiple method. The impairment assessment determined that the asset's recoverable amount exceeded its carrying amount; therefore, no impairment loss was recognised.

b)	Warintza

The Company owns a 100% interest in Warintza. Warintza is located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of nine mining concessions (the “Concessions”) covering a total of 26,773 hectares. The Concessions have a term of 25 years and can be renewed for additional periods of 25 years. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions covering a total of 10,000 hectares. Additionally, Royal Gold holds a 0.3% net smelter return royalty covering a total of 18,600 hectares.

c)	ENAMI Concessions

(i)	ENAMI 1

Solaris has entered an option agreement to acquire up to a 100% interest in 10 new exploration concessions from the Ecuadorian state-owned mining company, Empresa Nacional Minera (“ENAMI EP”). These concessions comprise a land package of approximately 40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits in southeastern Ecuador.

The Company made an upfront payment to ENAMI EP of $250 on May 10, 2024 and, in order to exercise the option to acquire one or more of the 10 concessions, the Company is required to (i) incur exploration expenditures of $25,000 during the exploration phase of the concessions, as defined by the Ecuadorian Mining Law and (ii) pay the exercise price, the amount of which will be determined for each of the concessions that the Company elects to acquire by independent experts at the time of exercise. The term of the option agreement ends at the earlier of (i) the execution of the specific commercial agreement for each concession, which will stipulate a new term or (ii) four years from May 7, 2024 and is renewable with the agreement of the parties.

(ii)	ENAMI 2

On January 28, 2026, Solaris has entered a second option agreement with ENAMI EP to acquire up to a 100% interest in new explorations areas. The new areas expand Solaris’ footprint around Warintza by approximately 40,000 hectares and are interpreted to host significant copper mineralization, characterized by widespread potassic alteration typical of large copper porphyry systems. The award of the Solaris 2 areas follows a process established by ENAMI EP pursuant to which credentialed bidders submit nonbinding proposals for proposed minimum investments on the new areas. The award is subject to entry into a definitive framework agreement for the new areas, with the terms expected to include: (i) an upfront payment to ENAMI EP of $250; (ii) a proposed minimum exploration program of $25,000 over the 4 year exploration phase; (iii) up to $1,750 subject to the achievement of certain milestones and (iv) the exclusive option to acquire the claims from ENAMI EP at a price to be determined by independent experts. The award follows the same commercial structure as the Solaris 1 earn in arrangement.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

d)	Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 7,600 hectares.

e)	Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 3,769 hectare copper-molybdenum-gold property. The Paco Orco project is a 59,200 hectare lead, zinc and silver property.

5.	Reclamation provision

	March 31, 2026	December 31, 2025
Balance, start of period	$4,227	$3,765
Additions	-	535
Accretion	11	44
Settlement	(40)	(125)
Change in estimate	(49)	8
Balance, end of period	$4,149	$4,227

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza, estimated to be incurred in the year 2027. The total undiscounted and uninflated estimated cash flows required to settle these obligations as at March 31, 2026 are $4,208 (December 31, 2025 – $4,322), which have been inflated at an average rate of 2.69% per annum (December 31, 2025 – 2.43%) and discounted at an average rate of 3.79% (December, 31, 2025 – 3.55%).

Restricted cash of $571 (December 31, 2025 – $821) represents funds being used to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza. The decrease in the year represents a guarantee put in place as part of the bidding process for the ENAMI 2 Concessions, which has subsequently been released and paid to ENAMI EP (Note 4).

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

6.	Property, plant and equipment

	Site infra-structure and equipment	Construction in progress	Warehouse & office equipment & furniture	Right-of-use assets	Total
Cost
As at December 31, 2024	$3,768	$1,235	$873	$1,002	$6,878
Additions	429	1,689	162	317	2,597
Transfers	2,434	(2,434)	–	–	–
Disposals	–	–	–	(119)	(119)
As at December 31, 2025	$6,631	$490	$1,035	$1,200	$9,356
Additions	18	38	183	–	239
As at March 31, 2026	$6,649	$528	$1,218	$1,200	$9,595

Accumulated amortization
As at December 31, 2024	$1,842	$–	$618	$552	$3,012
Amortization	1,049	–	143	238	1,430
Disposals	–	–	–	(50)	(50)
As at December 31, 2025	$2,891	$–	$761	$740	$4,392
Amortization	297	–	46	49	392
As at March 31, 2026	$3,188	$–	$807	$789	$4,784

Net book value
As at December 31, 2025	$3,740	$490	$274	$460	$4,964
As at March 31, 2026	$3,461	$528	$411	$411	$4,811

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2026	December 31, 2025
Trade payables	$1,390	$2,188
Employee liabilities	130	735
Accrued liabilities	1,882	4,698
Other	194	154
Balance, end of period	$3,596	$7,775

8.	WARINTZA PROJECT FINANCING

On December 11, 2023, the Company entered into a financing package with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC (collectively “OMF”), entities managed by Orion Mine Finance Management LP, to provide up to approximately $80,000 in aggregate funding for the advancement of the Warintza Project in Ecuador. The financing package was comprised of a $60,000 Senior Loan Facility, a subscription for $10,000 in common shares with a commitment for $10,000 in additional equity financing and a copper offtake agreement to purchase concentrate produced by the Warintza Project. On December 19, 2023, the Company also signed a molybdenum offtake agreement with OMF.

a)	Senior Loan – OMF Fund IV SPV D LLC

A first advance of $30,000 was received on December 21, 2023. An additional advance of $15,000 was received on September 13, 2024. And a final advance of $15,000 was received on May 14, 2025. The Senior Loan and accrued interest was repaid on May 21, 2025.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

December 31, 2025
Balance, start of period	$49,206
Advances	15,000
Transaction costs	(168)
Accrued interest	2,367
Amortization of transaction cost	796
Foreign Exchange and Other	56
Loan and accrued interest repayment	(67,257)
Balance, end of period	$–

Amounts drawn on the Senior Loan Facility bore interest payable quarterly at the higher of (a) adjusted term secured overnight financing rate (“SOFR”) and (b) 2.00%, plus either 7.00% per annum in the case of interest paid in cash, or 7.50% in the case of interest that is accrued to the loan balance in accordance with the Senior Loan Facility agreement. At May 21, 2025 when fully repaid, the Senior Loan Facility was measured at amortized cost using an effective interest rate of 16.18%.

The Company had the option quarterly to elect to pay the interest in cash or accruing it to the principal amount of the Senior Loan Facility and paying it upon maturity. The interest until repayment was accrued to the principal amount of the Senior Loan Facility.

b)	Offtake agreements

Under the terms of the offtake agreements, OMF will purchase the greater of (i) 20% of the copper and molybdenum concentrates produced from the Warintza Project in each contract year, and (ii) the percentage of production of concentrates required to deliver a minimum 30,000 tonnes of copper and 1,500 tonnes of molybdenum in each contract year as well as the corresponding amount of gold and silver contained in the copper concentrate.

The offtake agreements will expire 20 years after the achievement of commercial production as defined in the agreements. If commercial production has not been achieved by December 31, 2027, then the term will extend by one year for each calendar year that commercial production has not been achieved, and if commercial production has not been achieved by December 31, 2032, then the term is extended for the duration of the mine life as defined in the offtake agreements.

c)	Funding package with Royal Gold

On May 21, 2025, the Company entered into a funding package with RGLD Gold AG (“Royal Gold”), a subsidiary of Royal Gold, Inc. for the Warintza Project. The total cash consideration under the Financing Agreements is $200,000, comprising a Stream Agreement and a Royalty Agreement.

Royal Gold will pay Solaris a total cash consideration of $200,000 in three instalments as follows:

First tranche of $100,000 upon close of the transaction (funds received at closing which occurred concurrently with signing). $90,000 allocated to the Stream Agreement and $10,000 allocated to the Royalty Agreement as per the contracts and cash received;

Second tranche of $50,000 made available following the publication of the PFS and receipt of the technical approval of the EIA, which will be allocated to the Stream Agreement as per the contract (see Note 19); and

Third tranche of $50,000 made available on the first anniversary of the closing date and completion of all filings necessary to fully perfect Royal Gold's security, which will be allocated to the Stream Agreement as per the contract.

Under the terms of the Stream Agreement, Royal Gold will receive gold deliveries equivalent to 20 ounces per 1 million pounds of copper produced from a defined area (RGLD Gold AOI). For each ounce of gold delivered under the Stream Agreement, Royal Gold will pay the Company a purchase price equal to 20% of spot price until 90,000 ounces have been delivered; and then 60% of spot price thereafter.

Under the terms of the Royalty Agreement, Royal Gold will receive a 0.3% net smelter return royalty on all metal production from a defined area (RGLD Gold Expanded AOI). The Royalty will increase annually by 0.0375%, up to a maximum of 0.6%, until the earlier of: the first delivery of gold under the Stream Agreement; or eight years following the closing date.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

The Company’s obligations under the Stream Agreement and related documents are secured by (i) an all-asset British Columbia-law general security agreement made by the Company in favour of Royal Gold, and (ii) a British Columbia law share pledge agreement made by the Company in favour of Royal Gold in respect of all of the shares of its direct wholly owned subsidiary Lowell Copper Holdings Inc. (“Lowell Copper”). The obligations under the Stream Agreement are further guaranteed pursuant to a British Columbia-law guarantee from (i) Lowell Copper, which guaranteed obligations are secured by an all-asset British Columbia-law general security agreement made by Lowell Copper in favour of Royal Gold, and (ii) Lowell Mineral Exploration Ecuador S.A. (“Lowell Ecuador”). The obligations under the Stream Agreement will be further (i) secured pursuant to an Ecuador-law share pledge agreement to be granted by Lowell Copper in favour of Royal Gold in respect of all of the shares of its direct wholly-owned subsidiary Lowell Ecuador, and (ii) guaranteed pursuant to an Ecuador-law guarantee to be granted by Lowell Ecuador in favour of Royal Gold, which guaranteed obligations are to be secured by an Ecuador-law assignment of mining rights.

Solaris Resources AG’s (“Solaris Switzerland”) obligations under the Royalty Agreement and related documents are guaranteed (i) by a British Columbia-law limited recourse guarantee from the Company, which guaranteed obligations are to be secured by a Swiss-law share pledge agreement to be granted by the Company in respect of all of the shares of its direct wholly-owned subsidiary Solaris Switzerland. In addition to the above-noted guarantees and security, as further guarantees and security for the obligations under the Royalty Agreement, (i) Solaris Switzerland is to grant in favour of Royal Gold a Swiss-law security assignment of all receivables owed by the Company or Lowell Ecuador to Solaris Switzerland in respect of certain intercompany receivables and funding arrangements between the Company or Lowell Ecuador and Solaris Switzerland, (ii) the Company is to grant in favour of Royal Gold a Swiss-law share pledge agreement in respect of all of the shares of its direct wholly-owned subsidiary Solaris Switzerland. Additionally, the guarantees and security granted to Royal Gold in respect of the obligations under the Stream Agreement are to guarantee and/or secure the obligations under the Royalty Agreement.

The Company recorded the Stream Upfront Payment as deferred revenue. The Company determines the amortization of deferred revenue on a per unit basis using the estimated total gold production over the life of the Warintza Project.

Deferred revenue consists of: 1) initial Stream Upfront Payment received by the Company for future delivery of gold under the terms of the Stream Agreement, and 2) a significant financing component of the Stream Agreement resulting from the difference in the timing of the upfront payment received and the promised goods delivered. As such, the Company recognizes interest expense at each reporting period and will accrete the deferred revenue balance to recognize the significant financing element that is part of the Stream Agreement. The interest rate of 4.6% is determined based on the effective rate in the expected deliveries against the deferred revenue.

	March 31, 2026	December 31, 2025
Balance, start of year	$93,674	$-
Advances	-	90,000
Interest expense	1,081	2,562
Foreign exchange	(1,584)	1,112
Balance, end of year	$93,171	$93,674

9.	Share capital

a)	Common shares

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 167,035,328 (December 31, 2025 – 166,896,936)

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

b)	Share purchase options

For the three months ended March 31, 2026, the Company recognized a share-based compensation expense included in general and administrative expenditures of $1,630 and exploration and evaluation assets of $442, respectively (three months ended March 31, 2025 – $1,072 in general and administrative expenses). The following table shows the change in the shares issuable for Solaris options during the three months ended March 31, 2026 and 2025:

As at	March 31, 2026	March 31, 2025
Balance, start of period	11,307,500	14,165,000
Exercised	(300,000)	(182,062)
Forfeited/expired	(75,000)	(192,938)
Balance, end of period	10,932,500	13,790,000

The weighted average exercise price per share of options exercised and forfeited during the three months ended March 31, 2026 was C$7.24 and C$6.12 respectively. The weighted average exercise price per share issuable of options exercised and forfeited during the three months ended March 31, 2025 was C$0.80 and C$10.39, respectively.

Solaris options

The following is a summary of the Company’s outstanding and exercisable options as at March 31, 2026:

Outstanding				Exercisable
Grant date	Exercise price (C$)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
August 9, 2022	$7.36	200,000	1.36	150,000	1.36
February 24, 2023	$5.94	2,380,000	1.90	1,917,500	1.90
February 23, 2024	$3.79	900,000	2.90	650,000	2.90
September 18, 2024	$3.30	2,096,250	3.47	760,000	3.47
October 4, 2024	$3.32	236,250	3.52	56,250	3.52
November 19, 2024	$3.44	1,300,000	3.64	633,333	3.64
December 13, 2024	$4.56	175,000	3.71	43,750	3.71
December 20, 2024	$4.56	300,000	3.73	75,000	3.73
December 27, 2024	$5.00	260,000	3.75	-	3.75
December 10, 2025	$10.58	3,085,000	4.70	-	4.70
	$6.16	10,932,500	3.43	4,285,833	2.64

c)	Restricted share units

Pursuant to the Arrangement, holders of Equinox restricted share units (“RSUs”) or RSUs with non-market-based performance vesting conditions (“pRSUs”) received RSUs or pRSUs of Solaris (“Arrangement RSUs”), which were proportionate to, and reflective of the terms of, their existing RSUs or pRSUs of Equinox (Note 1). The holder of the Arrangement RSUs acquires one-tenth of a Solaris share upon vesting. During the year ended December 31, 2025, there were no RSUs redeemed under the provision of the Company’s RSU plan and as of March 31, 2026, 260,836 RSUs and pRSUs are outstanding with 26,085 of Solaris shares issuable.

10.	Exploration expenditures

The Company’s exploration expenditures by activity are as follows:

Following the completion of the PFS in November 2025, exploration and evaluation expenditure for the Warintza Project has been capitalised.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

The Company’s exploration expenditures by activity are as follows:

For the three months ended March 31,	2026	2025
Salaries, studies, geological consultants and support, and travel	$211	$5,584
Site preparation, supplies, field and general	363	2,364
Drilling and drilling related costs	-	972
Assay and analysis	-	460
Community relations, environmental and permitting	8	2,172
Concession fees	211	459
Reclamation provision	-	88
Amortization	17	218
	$810	$12,317

The Company’s exploration expenditures by jurisdiction are as follows:

For the three months ended March 31,	2026	2025
Ecuador	$50	$10,810
Chile	34	22
Mexico	58	53
Peru[1]	668	1,432
	$810	$12,317

[1]	For the three months ended March 31, 2025 exploration expenditure in Peru includes costs for shared technical services, performed in Lima.

11.	General and administrative expenditures

For the three months ended March 31,	2026	2025
Share-based compensation	$1,630	$1,072
Salaries and benefits	649	349
Office and other	232	332
Filing and regulatory fees	137	52
Professional fees	627	305
Marketing and travel	55	107
	$3,330	$2,217

12.	Segmented information

The Company has determined that it has one operating segment, being the exploration of mineral properties.

Information about the Company’s non-current assets by jurisdiction is detailed below:

	March 31, 2026	December 31, 2025
Mexico	$19,746	$19,747
Ecuador	18,053	11,723
Chile	6	6
Peru	60	480
Canada	238	111
	$38,103	$32,067

Information about the Company’s exploration expenditures by jurisdiction is detailed in Note 10.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

13.	FINANCE COST

For the three months ended March 31,	2026	2025
Interest expense – deferred revenue	$1,081	$-
Interest expense – loans and borrowings	-	1,506
Other	24	42
	$1,105	$1,548

14.	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and prepaids and other amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $13,598 represents the maximum exposure to credit risk.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash.

At March 31, 2026, the Company had contractual undiscounted cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$3,596	$–	$–	$–	$3,596
Lease liabilities	200	296	–	–	496
Other long-term liabilities	–	–	–	316	316
Exploration and evaluation assets	770	378	–	–	1,148
	$4,566	$674	$–	$316	$5,556

c)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At March 31, 2026, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at March 31, 2026, cash of $ 8,234 (December 31, 2025 – $19,257), and accounts payable and accrued liabilities of $340 (December 31, 2025 - $88) are denominated in the US dollar. For the three months ended March 31, 2026, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss would be $411 (three months ended March 31, 2025 – $943).

The Company is also exposed to currency risk on financial assets and liabilities denominated in a range of currencies. However, the impact on such exposure is not currently material.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

15.	Fair value measurements

The carrying values of cash and cash equivalents, prepaids and other, restricted cash and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity. There were no transfers between fair value levels in the periods presented.

16.	Related party transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors.

Key management compensation for the three months ended March 31, 2026 and 2025 is comprised of the following:

For the three months ended March 31,	2026	2025
Share-based compensation	$1,280	$693
Salaries and benefits	343	313
	$1,623	$1,006

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. On January 1, 2025, the Company terminated the arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The agreed settlement cost associated with the termination of the agreement was $104.

The Company was charged for the following with respect to these arrangements in the three months ended March 31, 2026 and 2025

For the three months ended March 31,	2026	2025
Office and other	–	104
	$–	$104

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – In thousands of United States dollars, unless otherwise noted)

17.	COMMITMENTS

The Company is committed to payments related to exploration assets for community agreements related to the Warintza Project of $770 in 2026 and $378 in 2027.

18.	Supplemental cash flow information

For the three months ended March 31,	2026	2025
Non-cash items:
Accrued interest expense	$–	$1,512
Working capital adjustments to exploration and evaluation asset expenditures	$(1,213)	$–
Capitalised share based compensation	$442	$–
Right of use asset acquired	$–	$126

19.	SUBSEQUENT EVENT

On April 9, 2026 the Company announced it had received the technical approval of the Environmental Impact Assessment for its Warintza Project. The approval represents a major permitting milestone and a significant de-risking event of the project following an extensive technical review process conducted by a multidisciplinary team from the Ministry of Environment and Energy.

Following the publication of the PFS in November 2025 and the receipt of the EIA technical approval, Solaris satisfied the conditions required to draw down the second tranche under its $200,000 financing agreement with Royal Gold and the Company received the additional $50,000 funding on April 14, 2026.